Exhibit 99.1

Rautaruukki, SKF and Wartsila to Sell Ovako

STOCKHOLM, Sweden--(BUSINESS WIRE)--July 17, 2006—Rautaruukki Corporation, AB SKF (NASDAQ:SKFR) (LSE:SKFB) (STO:SKFB) (STO:SKFA), and Wartsila Corporation have signed an agreement to sell the operating companies owned by Oy Ovako Ab to a company owned by the shareholders of Hombergh Holdings BV, WP de Pundert Ventures BV and Pampus Industrie Beteiligungen GmbH & Co. KG. The transaction is subject to relevant regulatory approvals and is expected to close in September 2006.

The total price for the shares is approximately EUR 660 million, comprising a cash payment at closing of approximately EUR 535 million, a deferred cash payment of EUR 15 million to be paid in July 2008 and an interest-bearing vendor note of EUR 110 million to be paid within 3-6 years from closing. In addition, the buyer will assume estimated net debt of EUR 40 million at closing, making Ovako's Enterprise Value approximately EUR 700 million. As a result of the transaction and the subsequent liquidation of Oy Ovako Ab, SKF will make a tax-free capital gain of between SEK 400 and 450 million.

The new Ovako was established in May 2005, when the owners combined their long steel businesses into a jointly owned new company. Rautaruukki, SKF and Wartsila own 47.0%, 26.5% and 26.5% of Ovako, respectively. With 16 production sites and some 4,600 employees in Europe, Ovako is a leading producer of engineering long steel products for the European rolling bearing, heavy vehicle, automotive and general engineering industries. Pro forma net sales in 2005 amounted to EUR 1.3 billion and pro forma EBIT to EUR 150 million.

Hombergh Holdings BV and WP de Pundert Ventures BV are Dutch holding companies active in among others precast concrete, steel and energy sectors. Pampus Industrie Beteiligungen GmbH & Co. KG a major player in the German steel industry with 18 factories in Germany and one in Canada.

Goteborg, July 17, 2006
Aktiebolaget SKF
(publ.)

ATTENTION ATTENTION

At 10.00 hs. CET, today July 17, SKF's CFO Tore Betilsson will hold a telephone conference to answer questions about the agreement. Please call in on telephone number +46 8-598 008 51.

For further information, please contact:

PRESS: Lars G Malmer, SKF Group Communication, tel. +46 (0)31 337
1541, e-mail: Lars.G.Malmer@skf.com

IR: Marita Bjork, SKF Investor Relations, tel +46 (0)31 3371994,
e-mail:marita.bjork@skf.com

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CONTACT: Aktiebolaget SKF
Tel. +46 31 337 10 00
Fax. +46 31 337 17 22
www.skf.com